Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS INCLUDED IN AN EMAIL SENT TO ALL EMPLOYEES OF C&J ENERGY SERVICES, INC. ON FEBRUARY 13, 2015 AND TO THE EMPLOYEES OF THE COMPLETION AND PRODUCTION SERVICES BUSINESSES OF NABORS INDUSTRIES LTD. ON FEBRUARY 15, 2015.

Dear C&J Energy Services Employees,

I am pleased to share with you that another important milestone has been reached in our pending transaction to combine C&J with the completion and production services business of Nabors Industries. This afternoon we completed the SEC review process and filed with the SEC the proxy statement that will be mailed to C&J stockholders regarding this transaction. With this critical accomplishment, we are now moving into the next stage to obtain stockholder approval at a special meeting of C&J stockholders to be held on Friday, March 20, 2015. At this time, we anticipate that we will close this transaction during the week of March, 23, 2015, following approval by C&J stockholders.

Any calls you receive from the media, should be directed to Danielle Foley (713-325-6090), C&J’s Associate General Counsel. As we have requested before, please do not answer any questions or give any commentary about this transaction to any member of the media.

I am excited to be another step closer to closing this transformative transaction. I am confident that the immediate increases in scale, capabilities, resources, geographic footprint and customer base that this combination provides will better position us to manage through any downturn and enable us to capitalize on future market opportunities. I look forward to integrating our operations and welcoming all of our new employees into the C&J family.

In closing, I want to again thank each of you for your hard work, commitment and support. C&J’s success is a direct result of your dedication to excellence. Thank you!

Sincerely,

Josh Comstock

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, Red Lion, a subsidiary of Nabors, has filed with the SEC a registration statement on Form S-4, which includes a prospectus of Red Lion and a proxy statement of C&J. On February 13, 2015, the registration statement was declared effective by the SEC and C&J filed a definitive proxy statement with the SEC. The definitive proxy statement will be mailed to the stockholders of C&J as promptly as practicable. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the merger. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the merger. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.